UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
BuzzFeed, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)
12430A 102
(CUSIP Number)
David Arroyo, Esq.
c/o BuzzFeed, Inc.
229 West 43rd Street
New York, New York 10036
(646) 397-2039
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Copy to:
Valerie F. Jacob, Esq.
Michael Levitt, Esq.
Freshfields Bruckhaus Deringer US LLP
601 Lexington Avenue
New York, New York 10022
(212) 277-4000
December 4, 2023
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12430A 102

1	NAMES OF REPORTING PERSONS Jonah Peretti, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of California, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,237,416 (1)(2)
	9	SOLE DISPOSITIVE POWER 5,237,416 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,237,416 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) Represents shares of Class B Common Stock, which are convertible into shares of the Issuer’s Class A Common Stock at any time at the election of the holder on a one-for-one basis. All Class B Common Stock held by Jonah Peretti, LLC may be deemed to be beneficially owned by Jonah Peretti as the sole member of Jonah Peretti, LLC.
(2) See description of the Voting Agreement in Item 6 (Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer) of the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Jonah Peretti, LLC, Jonah Peretti, Johnson BF, LLC, John. S. Johnson (collectively, the “Reporting Persons”) on December 13, 2021 (“Schedule 13D”) concerning the ability of 200 Park Avenue, LLC (“Park Avenue”) to direct the vote of the Reporting Person’s shares on certain matters.
(3) The percentage reported in row 13 is calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934 (as amended, the “Act”) based on: (i) the aggregate number of securities beneficially owned by the Reporting Person assuming conversion of the Class B Common Stock into Class A Common Stock (and excluding the conversion of shares of Class B Common Stock held by other persons); plus (ii) the number of securities, if any, that the Reporting Person has a right to acquire within 60 days of December 4, 2023, which shall be treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person. An aggregate of: (i) 138,228,523 shares of Class A Common Stock; (ii) 6,675,517 shares of Class B Common Stock; and (iii) no shares of Class C Common were outstanding as of November 1, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2023.

CUSIP No. 12430A 102

1	NAMES OF REPORTING PERSONS Jonah Peretti
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,174,656(1)(2)(3)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,237,416(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,174,656 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Represents shares of Class B Common Stock, which are convertible into shares of the Issuer’s Class A Common Stock at any time at the election of the holder on a one-for-one basis. All Class B Common Stock held by Jonah Peretti, LLC may be deemed to be beneficially owned by Jonah Peretti as the sole member of Jonah Peretti, LLC.
(2) Additionally, Jonah Peretti has been granted an irrevocable proxy by Johnson BF, LLC and John S. Johnson, III for voting power of an aggregate total of 4,937,240 shares of Class A Common Stock included in this total. See description of the Holder Voting Agreement in Item 6 (Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer) of the Schedule 13D concerning the ability of Jonah Peretti to direct the vote of the shares held by Johnson BF, LLC and John S. Johnson, III.
(3) See description of the Voting Agreement in Item 6 (Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer) of the Schedule 13D concerning the ability of Park Avenue to direct the vote of the Reporting Person’s shares on certain matters.
(4) The percentage reported in row 13 is calculated in accordance with Rule 13d-3 of the Act based on: (i) the aggregate number of securities beneficially owned by the Reporting Person assuming conversion of the Class B Common Stock into Class A Common Stock (and excluding the conversion of shares of Class B Common Stock held by other persons); plus (ii) the number of securities, if any, that the Reporting Person has a right to acquire within 60 days of December 4, 2023, which shall be treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person. An aggregate of: (i) 138,228,523 shares of Class A Common Stock; (ii) 6,675,517 shares of Class B Common Stock; and (iii) no shares of Class C Common were outstanding as of November 1, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2023.

CUSIP No. 12430A 102

1	NAMES OF REPORTING PERSONS Johnson BF, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of New York, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0- (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,905,779(2)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,905,779(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) Johnson BF, LLC and John S. Johnson, III have granted an irrevocable proxy to Jonah Peretti for voting power of an aggregate total of 4,937,240 shares of Class A Common Stock beneficially owned by the Reporting Person, which amount includes the shares reported in row 11, above. See description of the Holder Voting Agreement in Item 6 (Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer) of the Schedule 13D concerning the ability of Jonah Peretti to direct the vote of the shares held by Johnson BF, LLC and John S. Johnson, III.
(2) Represents shares of Class A Common Stock. All Class A Common Stock held by Johnson BF, LLC may be deemed to be beneficially owned by John S. Johnson, III as the sole member of Johnson BF, LLC.
(3) The percentage reported in row 13 is calculated in accordance with Rule 13d-3 of the Act based on: (i) the aggregate number of securities beneficially owned by the Reporting Person; plus (ii) the number of securities, if any, that the Reporting Person has a right to acquire within 60 days of December 4, 2023, which shall be treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person. An aggregate of: (i) 138,228,523 shares of Class A Common Stock; (ii) 6,675,517 shares of Class B Common Stock; and (iii) no shares of Class C Common were outstanding as of November 1, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2023.

CUSIP No. 12430A 102

1	NAMES OF REPORTING PERSONS John S. Johnson, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- (1)
	9	SOLE DISPOSITIVE POWER 31,461 (2)
	10	SHARED DISPOSITIVE POWER 4,905,779 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,937,240 (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%(5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Johnson BF, LLC and John S. Johnson, III have granted an irrevocable proxy to Jonah Peretti for voting power of an aggregate total of 4,937,240 shares of Class A Common Stock beneficially owned by the Reporting Persons. See description of the Holder Voting Agreement in Item 6 (Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer) of the Schedule 13D concerning the ability of Jonah Peretti to direct the vote of the shares held by Johnson BF, LLC and John S. Johnson, III.
(2) Represents 31,461 shares of Class A Common Stock directly held by the Reporting Person.
(3) Represents 4,905,779 shares of Class A Common Stock indirectly held by the Reporting Person through Johnson BF, LLC. All Class A Common Stock held by Johnson BF, LLC may be deemed to be beneficially owned by John S. Johnson, III as the sole member of Johnson BF, LLC.
(4) Represents: (i) 31,461 shares of Class A Common Stock directly held by the Reporting Person; and (ii) 4,905,779 shares of Class A Common Stock indirectly held by the Reporting Person through Johnson BF, LLC. All Class A Common Stock held by Johnson BF, LLC may be deemed to be beneficially owned by John S. Johnson, III as the sole member of Johnson BF, LLC.
(5) The percentage reported in row 13 is calculated in accordance with Rule 13d-3 of the Act based on: (i) the aggregate number of securities beneficially owned by the Reporting Person; plus (ii) the number of securities, if any, that the Reporting Person has a right to acquire within 60 days of December 4, 2023, which shall be treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person. An aggregate of: (i) 138,228,523 shares of Class A Common Stock; (ii) 6,675,517 shares of Class B Common Stock; and (iii) no shares of Class C Common were outstanding as of November 1, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2023.

Explanatory Note

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Jonah Peretti, LLC, Jonah Peretti, Johnson BF, LLC and John. S. Johnson III (collectively, the “Reporting Persons”) on December 13, 2021 (the “Schedule 13D”). This Amendment No. 1 amends, supplements and restates the Schedule 13D as specifically set forth herein. This Amendment No. 1 does not restate disclosures in the Schedule 13D that are not being amended and should be read in conjunction with the Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

This Amendment No. 1 relates to the Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) of BuzzFeed, Inc., a Delaware corporation (the “Issuer”). On December 4, 2023, the Reporting Persons transferred 1,200,000 shares of Class B Common Stock to NBCUniversal Media, LLC, which were automatically converted to Class A Common Stock on a one to one basis upon receipt by NBCUniversal Media, LLC. This Amendment No. 1 is filed to reflect the reduction of the outstanding ownership held by the Reporting Persons.

Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the below:
The information provided and incorporated by reference in Item 6 of the Schedule 13D with respect to the Escrow Agreement is hereby incorporated by reference.
On December 4, 2023, the Transfer Date SPAC Share Price was less than $12.50 per shares. As a result, pursuant to the Escrow Agreement, on December 4, 2023, the Escrow Obligors and NBCU instructed the escrow agent to transfer all of Escrowed Shares, or 1,200,000 shares of Class B Common Stock, to NBCU, which were automatically converted to Class A Common Stock on a one to one basis upon receipt by NBCUniversal Media, LLC.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated as follows:
(a) and (b) See Items 7-11 and Item 13 set forth in the tables on the cover page and Item 2, above, with respect to each Reporting Person filing jointly in this Amendment No. 1.
As a result of the voting arrangements described below under Item 6, below, the Reporting Persons filing jointly on this Amendment No. 1 may be deemed to be a group within the meaning of Section 13(d)(3) of the Act with 200 Park Avenue Partners, LLC (“Park Avenue”) and its manager, Scott Flanders. The share ownership reported herein for the Reporting Persons does not include any securities of the Issuer owned by Park Avenue and/or Scott Flanders, and each of the Reporting Persons disclaims beneficial ownership of the securities beneficially owned by Park Avenue and/or Scott Flanders.
(c) Except as reported in this Amendment No. 1, the Reporting Persons have not effected any transactions in the Issuer’s securities in the past 60 days.
(d) Except as disclosed herein, no other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock covered by this Amendment No. 1.
(e) Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2023

By:	/s/ Jonah Peretti
Jonah Peretti

JONAH PERETTI, LLC

By:	/s/ Jonah Peretti
Name:	Jonah Peretti
Title:	Authorized Person

By:	/s/ John S. Johnson, III
John S. Johnson, III

JOHNSON BF, LLC

By:	/s/ John S. Johnson, III
Name:	John S. Johnson, III
Title:	Authorized Person